Honda Motor Co., Ltd.

No. 1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo 107-8556

Japan

August 29, 2017

Ms. Cecilia Blye

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

U. S. A.

Re:	Honda Motor Co., Ltd.
Form 20-F for the Fiscal Year Ended March 31, 2017
Filed June 22, 2017
File No. 1-7628

Dear Ms. Blye:

This is in response to the staff’s comment letter of August 7, 2017, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2017. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

“1. In your letter to us dated April 7, 2014, you discussed contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries in your Form 20-F. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2014 letter, whether through subsidiaries, distributors, resellers, affiliates, joint venture partners or other direct or indirect arrangements. You should describe any services, technology, products, equipment or components you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.”

Response:

We have not appointed any additional distributors in Syria and Sudan since our previous response on April 7, 2014 (the “2014 Response”). The following describes our operations in these countries since the 2014 Response.

Ms. Cecilia Blye

Office of Global Security Risk

Securities and Exchange Commission

We have not had any direct operations in Syria and have not sold any products through our distributors in Syria since the 2014 Response. It is possible, however, that in the future we will sell spare parts and related tools indirectly through independent local distributors in Syria.

We also have not had any direct operations in Sudan and have not exported any assembled products to Sudan since the 2014 Response. We have exported small volumes of spare parts and related tools which were sold indirectly through independent local distributors in Sudan since the 2014 Response, and it is possible that exports of such spare parts and related tools will continue in the future.

Currently, we do not have any plans to resume direct operations in Syria or Sudan. In addition, to our knowledge and belief, the activities in these countries as described above do not and will not involve the governments of these countries or entities controlled by the governments of these countries.

“2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.”

Response:

We do not believe that our contacts with Syria and Sudan, individually or in the aggregate, constitute a material risk for our security holders in either quantitative or qualitative terms.

In quantitative terms, we believe our operations in Syria and Sudan are immaterial to our consolidated financial condition and results of operations.

Ms. Cecilia Blye

Office of Global Security Risk

Securities and Exchange Commission

•	Our total consolidated net sales for the fiscal years ended March 31, 2015, 2016, 2017 and for the fiscal three months ended June 30, 2017 were approximately US$121.2 billion, US$121.5 billion, US$129.1 billion and US$33.4 billion, respectively. (Based on an exchange rate of US$1 = ¥109.93, 120.14, 108.40 and 111.10 the average exchange rates during the fiscal years ended March 31, 2015, 2016, 2017 and the fiscal three months ended June 30, 2017, respectively.) Our total consolidated net sales attributable to our operations in Syria and Sudan in each corresponding period were approximately US$5,480, US$611, US$2,941 and US$391, respectively. On a percentage basis this represents 0.000005%, 0.000001%, 0.000002% and 0.000001%, respectively, of our consolidated sales for each period.

•	Our total liabilities were approximately US$91.8 billion, US$99.3 billion, US$101.5 billion and US$101.0 billion, respectively, as of March 31, 2015, 2016, 2017 and June 30, 2017. (Based on an exchange rate of US$1 = ¥120.17, 112.68, 112.19 and 112.00, the prevailing exchange rates on March 31, 2015, 2016, 2017 and June 30, 2017, respectively.) As of the same date, our total advance received from the independent local distributors in Syria and Sudan on a consolidated basis were approximately US$11,049, US$11,049, US$11,056 and US$11,210, respectively. We do not have any other assets or liabilities with respect to these independent local distributors. On a percentage basis this represents 0.00001%, 0.00001%, 0.00001% and 0.00001%, respectively, of our consolidated liabilities for each period.

In qualitative terms, the spare parts exported to Syria and Sudan are for products that are not designed for military application. In addition, our exports are small in volume and, as mentioned above, to our knowledge and belief, the activities in these countries do not and will not involve the governments of these countries or entities controlled by the governments of these countries. Accordingly, we do not believe that our contacts with these countries constitute a material investment risk for our security holders or would materially impact our reputation or share value.

Ms. Cecilia Blye

Office of Global Security Risk

Securities and Exchange Commission

If you have any questions about this response letter, please contact, by fax or by e-mail, Tatsuya Iida, Manager of Investor Relations Department (fax: 81-3-5412-1133; e-mail: tatsuya_iida@hm.honda.co.jp).

Very truly yours,

/s/ Kohei Takeuchi

Kohei Takeuchi
Senior Managing Director
Chief Financial Officer
Honda Motor Co., Ltd.

cc:	Ms. Jennifer Hardy
(Special Counsel
Securities and Exchange Commission)

Mr. Izumi Akai

Mr. Keiji Hatano

Mr. Nicholas Cavallo

(Sullivan & Cromwell LLP)